SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S / A ( "Company" or "Eletrobras") hereby clarifies to its shareholders and the market in general that, as Financial Statement for the second quarter 2016 ("2Q16") disclosed to the market on this date, the Company recorded in the first half of 2016 ("1H16"), a net income attributable to the controlling of R$ 8,824 million, compared to a net loss of R$ 103 million in the first half of 2015 ("1H15"). In the 2Q16, the Company reported net income attributable to the controlling of R$ 12,722 million, compared to a net loss attributed to the controlling of R$ 3,898 million in the first quarter of 2016 ("1Q16").

The 1H16 and 2Q16 results was decisively influenced by several variables, especially (i) the accounting recognition of financial income related to the electricity transmission assets, existing on May 31, 2000, known as the Existing Basic Network System - RBSE, with an impact on transmission revenue, in the account “Adjustment of the Transmission Rates of Return”, in the amount of R$ 25,810 million; and (ii)) Provision for Income Tax and Social Contribution for the aforementioned financial income in the amount of R$ 8,775 million.

However, in relation to the accounting of these credits, in order to keep the market properly informed about the subject, it is worth clarifying the follows:

1.  The Agência Nacional de Energia Elétrica - ANEEL, through  the Normative Resolution No. 589/2013 defined the criteria for calculating the New Replacement Value (NRV) for the Existing Transmission Assets on May 31, 2000 not yet depreciated (RBSE);

  According to the Normative Resolution No. 589/2013, the subsidiaries listed below presented to ANEEL, their appraisal reports of the Existing Transmission Assets on May 31, 2000 ("Appraisal Reports") for the purposes of the remuneration process of the RBSE laid down in Article 15, paragraph 2 of Law 12,783/13.

RELEVANT FACT

Appraisal Reports
Company	Date	R$ thousand
Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte	09/03/2015	2,926,000

  The book values were recorded up to the 1Q16 by the historical cost of these investments, extensions and/or improvements in certain assets of the extended concessions, as shown below:

Descriptive
	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Transmission
Basic Network - existing services (RBSE)	1,187,029	1,732,910	513,455	4,530,060	-	7,963,454

  Until the date of the 2Q16 Financial Reporter, ANEEL approved the credits of the subsidiaries Eletrosul, Chesf and Furnas, according to the rules of the Normative Resolution No. 589/2013, on the base date of December 31, 2012, as follows:

RELEVANT FACT

Approval by ANEEL
Company	Date	R$ thousand
Eletrosul	07/14/2015	1,007,043
Furnas	12/15/2015	8,999,520
Chesf	08/03/2016	5,092,384

  On 20 April 2016, the Ministry of Mines and Energy - MME published the Ordinance No. 120 which regulates the conditions for the receiving of credits related to the Electricity Transmission Assets (RBSE), existing on May 31, 2000, and other Transmission Facilities - RPC, not depreciated and not amortized, as the second paragraph of Article 15 of Law No. 12.783/2013.
  According to MME Ordinance No. 120/2016, the remuneration of these assets will be as follows:

             i. By the cost of capital corresponding to the assets, consisting of remuneration and depreciation, increased by the due tax as of the 2017 tariff process. The remuneration will be the result of the Weighted Average Capital Cost and depreciation, which will be paid according to life useful for each asset incorporated into the Regulatory Remuneration Basis;

            ii.The capital cost not incorporated, from the extension of the concessions to the tariff process, will be adjusted for inflation and remunerated by the capital cost;

           iii. As of the 2017 tariff process, the cost of capital will be remunerated by the Weighted Average Capital Cost for a period of eight years.

RELEVANT FACT

7.  In this way, on June 30, 2016, the Company made its estimate of the adjusted values of said credits, considering the conditions of the Ordinance MME No. 120/2016 and made the accounting register of such estimates as described on explanatory note n° 2.1 of 2Q16. In the case of Eletronorte, which still didn`t have, until the end of the work of the 2Q16 Financial Statement, the pleaded values approved by Aneel, it was considered as management's best estimate the preliminary inspection report issued by ANEEL.

8.  Prior to the mentioned accounting in the 2Q16 Financial Statement, due to the complexity involved and the relevance of the values, the issue was discussed with the other affected companies of the sector, the Ministry of Mines and Energy, National Energy Agency, Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), Committee of Accounting Pronouncements, IBRACON, Institute of independent auditors of Brazil – Abraconee,  Brazilian Association of Accountants of the Electric Energy  Sector and also to the respective independent auditors.

Given the above, the Company hereby clarifies that the mentioned accounting was made based on the Company's best estimates, derived from debates held and considering its interpretation with regard to MME Ordinance No. 120/2016, aiming to reflect in its Financial Statements, the most appropriate financial and results position. However, the Company  informs to the market that the understanding above presented may be reviewed due to further regulamentation or act, in different direction, that may come to be practiced by the Aneel, including under the 2017 tariff process, when will start the payment of such claims, or by the Brazilian Tax Authority.

Rio de Janeiro, August 15, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.